B. Riley Wealth Management, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition

	June 30, 2018
Assets	
Cash and cash equivalents	$ 2,285,090
Securities and other investments owned, at fair value	10,273,021
Due from clearing brokers	10,653,411
Prepaid expenses	1,191,935
Forgivable loans, net of allowance for doubtful accounts of $271,360	4,877,540
Property and equipment, net of accumulated depreciation	2,476,997
Intangible assets, net of accumulated amortization	1,201,666
Mutual fund trails and other	508,945
Receivable from affiliates	270,081
Other assets	2,539,477
Deferred tax asset	737,174
Total Assets	**$ 37,015,337**
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 2,184,084
Accrued compensation	4,079,935
Payable to affiliates	2,709,865
Securities sold, not yet purchased, at fair value	9,560,829
Liabilities subordinated to claims of general creditors	1,885,714
Total Liabilities	20,420,427
Stockholders' Equity	
Preferred stock, noncumulative, $24 par value;	
7,500 shares authorized, issued, and outstanding	180,000
Common stock, $1 par value; 66,500 shares authorized,	
65,362 shares issued and outstanding	65,362
Additional paid-in capital - common stock	53,314,931
Additional paid-in capital - preferred stock	120,000
Accumulated deficit	(37,085,383)
Total Stockholders' Equity	16,594,910
Total Liabilities and Stockholders' Equity	**$ 37,015,337**

See Notes to Financial Statements.